CUSIP No. 58506K102 Page 1 of  9

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D
(Amendment No. )*
MedQuist Holdings Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
58506K102
(CUSIP Number)

Seth W. Hamot Costa Brava Partnership III L.P. 222 Berkeley Street Boston, MA 02116 (617) 595-4400	Jeffrey R. Katz, Esq. Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199 (617) 951-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 11, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	NAME OF REPORTING PERSON: Costa Brava Partnership III L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3387028
2.	(a) [ ] CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS [ ] REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,832,716
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 2,832,716
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,832,716
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES [ ] CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6% *
14.	TYPE OF REPORTING PERSON PN
*  Based on approximately 50,900,000 shares of Common Stock outstanding as of February 11, 2011, as reported in the Prospectus on Form 424B3 dated February 11, 2011 filed by the Issuer with the Securities and Exchange Commission on February 11, 2011.

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1.	NAME OF REPORTING PERSON: Roark, Rearden & Hamot, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 10-0000708
2.	(a) [ ] CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS [ ] REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,832,716
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 2,832,716
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,832,716
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES [ ] CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6% *
14.	TYPE OF REPORTING PERSON OO
*  Based on approximately 50,900,000 shares of Common Stock outstanding as of February 11, 2011, as reported in the Prospectus on Form 424B3 dated February 11, 2011 filed by the Issuer with the Securities and Exchange Commission on February 11, 2011.

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1.	NAME OF REPORTING PERSON: Seth W. Hamot
2.	(a) [ ] CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS [ ] REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,832,716
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 2,832,716
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,832,716
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES [X] CERTAIN SHARES Excludes aggregate 45,426 shares directly held by Seth W. Hamot and his children.
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6% *
14.	TYPE OF REPORTING PERSON IN, HC
*  Based on approximately 50,900,000 shares of Common Stock outstanding as of February 11, 2011, as reported in the Prospectus on Form 424B3 dated February 11, 2011 filed by the Issuer with the Securities and Exchange Commission on February 11, 2011.

CUSIP No. 58506K102 Page 5 of 9

SCHEDULE 13D

Item 1. Security and Issuer.

This statement relates to the shares of common stock, no par value (the “Common Stock”), of MedQuist Holdings Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 9009 Carothers Parkway, Franklin, TN  37067.

Item 2. Identity and Background.

This statement is filed on behalf of (1) Costa Brava Partnership III L.P., a Delaware limited partnership  (“Costa Brava”); (2) Roark, Rearden and Hamot, LLC, a Delaware limited liability company; and (3) Seth W. Hamot, a United States citizen.  Each of the parties named in this Item 2 is referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) the Securities Exchange Act of 1934, as amended.  The agreement among the Reporting Persons to file jointly is attached hereto as Exhibit A.

Seth W. Hamot is the president of Roark, Rearden & Hamot, LLC, which is the general partner of Costa Brava.  The principal business of Costa Brava Partnership III L.P. is to make investments in, buy, sell, hold, pledge and assign securities. The principal business of Roark, Rearden and Hamot, LLC is to act as general partner of Costa Brava. The principal business address of each Reporting Person is 222 Berkeley Street, 17th Floor, Boston, MA 02116.

None of Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).  None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Prior to February 11, 2011 the Reporting Persons owned 394,444 shares of Common Stock, which were acquired with working capital set aside for the general purpose of investing, and on February 11, 2011 the Reporting Persons acquired 2,438,272 shares of Common Stock as a result of the completion of the Private Exchange defined and described in Item 4 below. All shares of Common Stock reported as being beneficially owned by the Reporting Persons are directly held by Costa Brava.

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Item 4. Purpose of Transaction.

On September 30, 2010, Costa Brava entered into an Exchange Agreement (as amended by Amendment No. 1 thereto dated as of December 30, 2010, the “Exchange Agreement”) with CBaySystems Holdings Limited, a British Virgin Islands company  (“CBay”), and certain minority shareholders of MedQuist Inc. (such minority shareholders together with Costa Brava, the “Investors”). Pursuant to the Exchange Agreement, among other provisions, the Investors agreed to exchange their Common Stock of MedQuist Inc. for shares of CBay at an exchange rate of 4.5 shares of CBay for each share of MedQuist Inc., subject to certain adjustments (the “Private Exchange”).  The Exchange Agreement is incorporated herein as Exhibits B and C by reference to Exhibit P to Amendment No. 9 to the Reporting Persons’ statement on Schedule 13D with respect to MedQuist Inc., which was filed with the Securities and Exchange Commission (the “Commission”) on October 6, 2010, and Exhibit Q to Amendment No. 10 to the Reporting Persons’ statement on Schedule 13D with respect to MedQuist Inc., which was filed with the Commission January 5, 2011, and any description thereof is qualified in its entirety by reference thereto. The closing under the Exchange Agreement was conditioned upon CBay receiving the necessary shareholder approvals for the transactions contemplated thereby, the declaration of a one-time special cash dividend of $4.70 per share by the MedQuist Inc., the net debt of each of CBay and MedQuist Inc. not exceeding certain specified thresholds, the listing of CBay’s shares on NASDAQ, the completion by CBay of an initial public offering in the United States by February 28, 2011, the reincorporation of CBay as a Delaware corporation and other conditions. CBay changed its name to MedQuist Holdings Inc. and reincorporated in Delaware effective January 27, 2011.

CBay also made an offer to all MedQuist Inc. shareholders that were not parties to the Exchange Agreement to exchange their MedQuist Inc. shares for CBay shares (the “Registered Exchange”), which offer was made pursuant to a Registration Statement on Form S-4  filed by MedQuist Holdings Inc. with the Commission (SEC Registration No. 333-170003) and declared effective on February 2, 2011.  The Registration Statement on Form S-1 filed by MedQuist Holdings Inc. with the Commission in connection with its initial public offering (SEC Registration No. 333-169997)  was declared effective on February 4, 2011. The closing of the transactions contemplated by the Exchange Agreement occurred on February 11, 2011, and Costa Brava exchanged 2,438,272 shares of MedQuist Inc., at a one-for-one ratio, for the same number of shares of Common Stock of MedQuist Holdings Inc.

The Reporting Persons reserve their rights to make alternative plans or proposals in the future or take any other steps to enhance the value of their investment.  The Reporting Persons further reserve the right to increase, decrease or eliminate their investment in the Issuer or take any other action relative thereto, as permitted by the relevant securities laws and any agreement of agreements that have been or may be entered into with the Issuer. Other than as set forth in the Schedule 13D, as of the date hereof none of the Reporting Persons has any present plan or intention which may result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

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Item 5.  Interest in Securities of the Issuer.

(a)          The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(b)          The Reporting Persons have the sole power to vote and sole power to dispose of the shares of Common Stock to which this Statement relates.

(c)          Not applicable, except as otherwise described in this statement.

(d)          Not applicable.

(e)          Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Pursuant to the Exchange Agreement, the Investors entered into a stockholders agreement with the Issuer that, among other things, provides them with registration rights and contains provisions regarding their voting in the election of the Issuer’s directors.

Item 7. Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement (annexed)

Exhibit B – Exchange Agreement (incorporated by reference to Exhibit P to Amendment No. 9 to the Reporting Persons’ statement on Schedule 13D with respect to MedQuist Inc. filed with the Securities and Exchange Commission on October 6, 2010)

Exhibit C – Amendment No. 1 to Exchange Agreement (incorporated by reference to Exhibit Q to Amendment No. 10 to the Reporting Persons’ statement on Schedule 13D with respect to MedQuist Inc. filed with the Securities and Exchange Commission on January 5, 2011)

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Signature:

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 22, 2011

COSTA BRAVA PARTNERSHIP III L.P.
By:	Roark, Rearden & Hamot, LLC, its General Partner
By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President
ROARK, REARDEN & HAMOT, LLC
By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President
SETH W. HAMOT
By:	/s/ Seth W. Hamot

CUSIP No. 58506K102 Page 9 0f 9

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  February 22, 2011

COSTA BRAVA PARTNERSHIP III L.P.
By:	Roark, Rearden & Hamot, LLC, its General Partner
By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President
ROARK, REARDEN & HAMOT, LLC
By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President
SETH W. HAMOT
By:	/s/ Seth W. Hamot

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